UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

Safe Technologies International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

786416206

(CUSIP Number)

Franklin L. Frank

1200 N. Federal Highway, Suite 200

Boca Raton, FL 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786416206                                              13D                                              Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Franklin L. Frank
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 93,805,920
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,400,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 93,805,920
WITH	10	SHARED DISPOSITIVE POWER 3,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,392,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9
14		TYPE OF REPORTING PERSON IN

CUSIP No. 786416206                                              13D                                              Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ruth Deutsch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 15,187,066
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,400,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,187,066
WITH	10	SHARED DISPOSITIVE POWER 3,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,392,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9
14		TYPE OF REPORTING PERSON IN

CUSIP No. 786416206                                              13D                                              Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LVDB, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 3,400,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,400,000
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2
14		TYPE OF REPORTING PERSON CO

CUSIP No. 786416206                                              13D                                              Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth Frank
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 3,400,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,400,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,400,000
WITH	10	SHARED DISPOSITIVE POWER 3,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5
14		TYPE OF REPORTING PERSON IN

CUSIP No. 786416206                                              13D                                              Page 6 of 8 Pages

Item 1.

Security and Issuer.

Common Stock

Safe Technologies International, Inc.

Item 2.

Identity and Background.

This Schedule is being filed by the following persons pursuant to a Joint Filing Agreement dated February 18, 1998:

Franklin L. Frank, private investor;

LVDB, Inc., a Nevada corporation principally engaged in making venture capital and other investments;

Ruth Deutsch, director and sole shareholder of LVDB, Inc.  Ms. Deutsch is the wife of Franklin L. Frank, and is a private investor;

Kenneth Frank, President of CVR Health Products, Inc., a company which purchases, sells and manages investment real estate.  Kenneth Frank is the son of Franklin L. Frank, and is a director and executive officer of LVDB, Inc.

All of the individuals listed above are United States citizens.  The address for each of the above persons is 550 W. Old Country Road, Suite #108, Hicksville, NY 11801.

During the last five years, none of the persons listed above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; nor has there been any finding of a violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration.

All shares of the Issuer beneficially owned by LVBD, Inc., Ruth Deutsch and Kenneth Frank, and 3,400,000 of the shares of the Issuer beneficially owned by Franklin Frank, were acquired by them pursuant to a merger of Intelligence Network International, Inc. (“INI”) into the Issuer in February 1998.  Prior to the merger, such persons were shareholders of INI.  On September 24, 2009, Franklin Frank acquired beneficial ownership of an additional 90,405,920 shares of common stock of the Issuer upon conversion of $2,169,742 of debt owed by the Issuer to Mr. Frank and an affiliate.  The debt converted was primarily amounts lent to the Issuer over an approximately five year period by Franklin Frank and a company owned by him.  A portion of the converted debt was amounts lent to the Issuer by other shareholders over five years ago, which debt was acquired by Franklin Frank in 2004.  All such loans and loan acquisitions were funded by Franklin Frank from personal funds.

Item 4.

Purpose of the Transaction.

The persons filing this Schedule have joined with other shareholders of Safe Technologies International, Inc., in restructuring the company in order to position the company to take advantage of one or more business opportunities as they become available.  Restructuring of the company has included the election of a new Board of Directors, appointment of new officers, a 1 for 10 reverse stock split, a reduction in the authorized capital stock of the company, and a conversion of debt to equity.

Item 5.

Interest in Securities of the Issuer.

The persons filing this Schedule beneficially own 115,792,986 shares of the Issuer’s common stock, representing approximately 40.9% of the Issuer’s outstanding common stock. These shares include 93,805,920 shares held by Franklin Frank, 15,187,066 held by Ruth Deutsch, 3,400,000 shares held by LVDB, Inc., and 3,400,000 shares held by Kenneth Frank.  All shares held by LVBD, Inc., Ruth Deutsch and Kenneth Frank, and 3,400,000 of the shares held by Franklin Frank, were acquired by them pursuant to a merger of INI into the Issuer in February 1998.  Prior

CUSIP No. 786416206                                              13D                                              Page 7 of 8 Pages

to the merger, such persons were shareholders of INI.  On September 24, 2009, Franklin Frank acquired beneficial ownership of an additional 90,405,920 shares of common stock of the Issuer upon conversion of $2,169,742 of debt owed by the Issuer to Mr. Frank and an affiliate.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Franklin Frank has an understanding with William P. Stueber II, another shareholder of the Issuer, to restructure the company in order to position the company to take advantage of one or more business opportunities as they become available.  Restructuring of the company has included the election of a new Board of Directors, appointment of new officers, a 1 for 10 reverse stock split, a reduction in the authorized capital stock of the company, and a conversion of debt to equity.

Item 7.

Material to be filed as Exhibits.

Joint Filing Agreement – filed as an Exhibit to Schedule 13D dated February 18, 1998.

CUSIP No. 786416206                                              13D                                              Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2009

By:	/s/ Franklin L. Frank
Franklin L. Frank

By:	/s/ Ruth Deutsch
Ruth Deutsch

By:	/s/ Kenneth Frank
Kenneth Frank

LVDB, Inc.

By:	/s/ Kenneth Frank
Kenneth Frank, President